

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

March 22, 2017

Mr. Mario Paradis
Chief Financial Officer
Neptune Technologies & Bioressources Inc.
545 Promenade du Centropolis, Suite 100
Laval, Quebec
Canada H7T 0A3

>   **Re: Neptune Technologies & Bioressources Inc.**
>   **Form 40-F for the Fiscal Year Ended February 29, 2016**
>   **Filed May 31, 2016**
>   **File No. 001-33526**

Dear Mr. Paradis:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        /s/ Angela M. Connell

                                        Angela Connell
                                        Accounting Branch Chief
                                        Office of Healthcare and Insurance